United States securities and exchange commission logo





                 September 22, 2022

       Greg Siokas
       Chief Executive Officer
       Cosmos Holdings Inc.
       141 West Jackson Blvd, Suite 4236
       Chicago IL, 60604

                                                        Re: Cosmos Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
19, 2022
                                                            File No. 333-267505

       Dear Mr. Siokas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services